

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE

<u>**VIA FACSIMILE AND U.S. MAIL**</u>

May 10, 2006

Mr. Peter S. Hellman
Chief Financial and Administrative Officer
Nordson Corporation
28601 Clemens Road
Westlake, Ohio 44145

      RE: Form 10-K for Fiscal Year Ended October 30, 2005
              File No. 0-7977

Dear Mr. Hellman:

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

If you have any further questions regarding our review of your filings, please direct them to Ernest Greene, Staff Accountant, at (202) 551-3733 or in his absence, to the undersigned at (202) 551-3769.

                    Sincerely,

                    Rufus Decker
                    Accounting Branch Chief